UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

AMENDMENT NO. 4

To Registration Statement on Form 8-A

filed September 19, 1978, relating to

Common Stock, par value $1.00

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CENTURYLINK, INC.

(Exact name of registrant as specified in its charter)

Louisiana	72-0651161
(State of incorporation) or organization)	(I.R.S. Employer Identification Number)

100 CenturyLink Drive, Monroe, Louisiana 71203

(Address of principal executive offices, including zip code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class so registered	Name of each exchange on which each class is registered
Common Stock, par value $1.00	New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A (if applicable).

Securities registered pursuant to Section 12(g) of the Act:

None

This Amendment No. 4 to our Form 8-A amends and restates Amendment No. 3 in its entirety.

Item 1.	Description of Registrant’s Securities to be Registered.

We are currently authorized under our articles of incorporation to issue an aggregate of 1.602 billion shares of capital stock, consisting of 1.6 billion shares of common stock, $1.00 par value per share, and two million shares of preferred stock, $25.00 par value per share.

As of December 31, 2014, 568,517,457 shares of our common stock were outstanding. Our common stock is listed for trading on the New York Stock Exchange under the symbol “CTL”. As of December 31, 2014, 7,018 shares of preferred stock were outstanding.

The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to (i) our articles of incorporation and bylaws and (ii) the Louisiana Business Corporation Act, which is Louisiana’s new corporate statute that took effect on January 1, 2015. Copies of our articles of incorporation and bylaws are incorporated herein by reference. To the extent we determine it to be necessary or appropriate to amend our articles of incorporation or bylaws in the future to conform them to the new Louisiana Business Corporation Act, we will file copies of such amended articles or bylaws with the SEC.

Description of Preferred Stock

General. Our articles of incorporation authorize the board of directors to issue from time to time, without shareholder approval, up to 2 million shares of preferred stock in one or more series. Our board of directors may fix or determine the rights, preferences, designation and size of each series of preferred stock, including but not limited to each of the following:

•	the specific designation, number of shares, rank and purchase price;

•	any per share liquidation preference, if any, in respect of the common stock and among series of preferred stock;

•	any redemption, payment or sinking fund provisions;

•	any dividend rates (fixed or variable) and the dividend preferences, if any, in respect of the common stock and among series of preferred stock;

•	any voting rights;

•	whether the preferred stock is convertible or exchangeable; and

•	any additional voting, dividend, liquidation, redemption, sinking fund or other rights, preferences, qualifications, limitations and restrictions.

Our rights and the rights of holders of any preferred stock issued by us to participate in the distribution of assets of any of our subsidiaries upon its liquidation or recapitalization will be subject to the prior claims of such subsidiary’s creditors and preferred shareholders, except to the extent we ourselves are a creditor with recognized claims against the subsidiary or a holder of preferred stock of the subsidiary.

Our board of directors could authorize us to issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of our common stock or other series of preferred stock, which could in turn decrease the market price of our shares of common stock. In addition, the issuance of preferred stock under certain circumstances could have the effect of delaying, deferring or preventing a change in control. For more information, see “Description of Common Stock– Certain Provisions Affecting Takeovers – Powers of Board to Issue Stock”.

Under our articles of incorporation, we may not declare or pay a full dividend for any quarterly dividend period on any series of preferred stock, unless we concurrently declare or pay a full dividend on all series of preferred stock outstanding in accordance with terms of such series. Additionally, we must pay in full any accumulated dividends accrued or in arrears on any preferred shares before we may pay any full dividend on any other series of preferred stock. If we pay less than a full dividend, we must distribute the dividend among the preferred shares for which dividends are accrued or in arrears in proportion to the amounts that would have otherwise been distributed if full cumulative dividends had previously been paid.

Outstanding Preferred Stock. As of December 31, 2014, CenturyLink had outstanding 7,018 shares of 5% Cumulative Convertible Series L Preferred Stock. At such time, such shares were convertible into a total of approximately 9,572 shares of CenturyLink common stock. Each share of Series L Preferred Stock entitles the holder thereof to one vote on all matters duly submitted to a vote of shareholders. The holder of each share of Series L Preferred Stock is entitled to receive an annual cash dividend of $1.25, payable in quarterly installments. Dividends on Series L Preferred Stock are cumulative and dividends cannot be paid with respect to common stock unless all cumulative dividends on all shares of Series L Preferred Stock shall have been paid. In the event we liquidate, dissolve or wind up our affairs, the holders of Series L Preferred Stock are entitled to receive, equally and ratably with all other holders of preferred stock of equal rank, $25.00 per share plus accrued and unpaid dividends, before any payment is made to holders of common stock. Each share of Series L Preferred Stock is convertible, at the option of the holder, into the number of shares of common stock derived by dividing $25.00 by the “conversion price” (which, as of the date of this amendment, is approximately $18.33, as adjusted).

Description of Common Stock

Voting Rights. Under our articles of incorporation, each share of common stock entitles the holder thereof to one vote per share on all matters duly submitted to shareholders for their vote or consent. Holders of our common stock are entitled to elect all of the authorized number of members of our board of directors. Holders of our common stock do not have cumulative voting rights. As a result, the holders of a majority of the votes cast in the election of directors are able to elect all of the directors in an uncontested election.

Our by-laws provide that in an uncontested election of directors, each director must be elected by the vote of the majority of the votes cast with respect to that director’s election. If a nominee for director is not elected and the nominee is an incumbent director, such incumbent director must promptly tender his or her resignation to the board of directors, subject to acceptance by the board of directors. The nominating and corporate governance committee of the board of directors will make a recommendation to the board of directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The board of directors will act on the tendered resignation, taking into account the committee’s recommendation, and publicly disclose by filing a current report on Form 8-K with the SEC its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of certification of election results. If the number of persons properly nominated for election as directors exceeds the number of directors to be elected in a contested election, then the directors shall be elected by a plurality of the shares represented in person or by proxy at the meeting and entitled to vote at such election.

Dividends. Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors, out of funds legally available therefor, subject to the preferences applicable to any outstanding preferred stock. Our ability to pay dividends depends primarily upon the ability of our subsidiaries to distribute their earnings to us in the form of dividends, loans or other payments. Certain of our subsidiaries’ loan agreements contain various restrictions on the transfer of funds to us, including certain provisions that restrict the amount of dividends that may be paid to us.

Other Rights and Provisions. In the event we liquidate, dissolve or wind up our affairs, holders of our common stock would be entitled to receive ratably all of our assets remaining after satisfying the preferences of our creditors and the holders of any outstanding preferred stock. Our common stock is not redeemable and has no subscription, conversion or preemptive rights. All of our outstanding shares of common stock have been fully paid and are non-assessable.

Certain Provisions Affecting Takeovers

Under Louisiana law, corporations may include provisions in their articles of incorporation that are intended to encourage any person desiring to acquire a controlling interest in the corporation to negotiate with the corporation’s directors rather than attempt a hostile takeover. These provisions are intended to ensure that any acquisition of the corporation will be reviewed by the corporation’s incumbent board, who can then take into account, among other things, the interests of the corporation’s shareholders. However, some shareholders may find these provisions to be disadvantageous because they could limit or preclude meaningful shareholder participation in certain transactions. Furthermore, these provisions may discourage takeovers in which shareholders would receive a price for their shares that is higher than the prevailing market price at the time the takeover attempt is commenced. Finally, these provisions may also discourage proxy contests, the acquisition of a large block of the corporation’s voting stock, or other attempts to influence or replace the corporation’s current management.

Set forth below is a discussion of the provisions of the Louisiana Business Corporation Act and our articles of incorporation and bylaws that may affect the incidence and outcome of takeover attempts. The terms “related person,” “continuing director,” “business combination” and “total voting power” have specific defined meanings under our articles of incorporation which are useful in understanding this discussion. Definitions of these terms are included at the end of this Item 1.

Limits on Shareholder Actions.

No Action by Written Consent. Under Louisiana law, unless the articles of incorporation provide otherwise, any action that could be taken by shareholders at an annual or special meeting may be taken instead without a meeting if a consent in writing is signed by all of the shareholder entitled to vote on such action. Our articles of incorporation provide that shareholder action may be taken only at an annual or special meeting of shareholders, and may not be taken by written consent of the shareholders. This provision prevents consent solicitations by persons desiring to acquire CenturyLink or change the composition of our board of directors.

Shareholder’s Right to Call a Special Meeting. Under Louisiana law, unless the articles of incorporation provide otherwise (subject to certain limitations), shareholders holding at least 10% of the votes entitled to be cast on an issue may call a special meeting. Our articles of incorporation currently provide that shareholders may call a special meeting of shareholders only if they hold at least a majority of our total voting power. As such, our articles could substantially reduce the ability of insurgent shareholders to call a special meeting between annual meetings.

Removal of Directors. Under our articles of incorporation the shareholders may remove any director or the entire board of directors, only for cause, at any meeting of the shareholders called for such purpose, by the affirmative vote of (i) a majority of the total voting power of all shareholders and (ii) at any time there is a related person, a majority of the total voting power of all shareholders other than the related person, voting as a separate group. This provision precludes a third party from gaining control of the board of directors by removing incumbent directors without cause and filling the vacancies with its own nominees. Without this provision, under Louisiana law directors could be removed, with or without cause, if the votes cast in favor of removal constitute a majority of the number of votes entitled to be cast in an election of directors at a shareholders’ meeting called for that purpose.

Vacancies. Under Louisiana law, unless the articles of incorporation provide otherwise, any vacancy on the board of directors may be filled by the remaining directors, subject to the right of the shareholders to fill the vacancy. Pursuant to our articles of incorporation, vacancies on our board of directors may be filled only by the board of directors by a vote of both a majority of the directors then in office and a majority of the continuing directors voting as a separate group. Under our articles of incorporation, the number of authorized directors may not be increased or decreased without, among other things, the approval of both 80% of the directors then in office and a majority of the continuing directors voting as a separate group. These provisions in our articles of incorporation may prevent a third party from gaining control of our board of directors by increasing the number of directors and filling the resulting vacancies with its own nominees.

Fair Price Provisions. Our articles of incorporation contain provisions designed to provide safeguards for our shareholders when certain current or former beneficial holders of our stock, which we sometimes refer to as related persons, attempt to effect a business combination with us. In general, subject to various exceptions, a business combination between CenturyLink and a related person must be approved by:

•	a majority of CenturyLink’s directors;

•	a majority of CenturyLink’s continuing directors;

•	80% of the total voting power of all shareholders; and

•	two-thirds of the total voting power of shareholders, other than the related person, present or represented at the shareholders’ meeting, voting as a separate group.

Exceptions to Supermajority Vote Requirements. These voting requirements do not apply to any business combination that is approved in advance by a majority of the directors and a majority of the continuing directors or satisfies certain minimum price, form of consideration, and procedural requirements. In such cases, only the affirmative vote of 66-2/3% of the total voting power present or represented at a shareholders’ meeting is required to approve the business combination. The following sections describe the minimum price, form of consideration and procedural requirements.

Minimum Price Requirement. The cash or the fair market value of the consideration to be received per share by our shareholders in connection with any business combination must be no less than the “highest purchase price”.

The “highest purchase price,” in the case of consideration received by our common shareholders, must at least equal the highest of:

•	the highest per share price, including certain commissions, transfer taxes, and fees, paid by the related person for any of our common stock within the two-year period immediately prior to the announcement date of the business combination or in the transaction in which that person became a related person;

•	the market value per share of our common stock on the date the business combination is announced or on the date that the related person became a related person, whichever is higher; or

•	the price per share equal to the market value of our common stock as determined under sub-item immediately above, multiplied by a fraction, the numerator of which is the highest price per share, including certain commissions, transfer taxes, and fees, paid by a related person for any of our common stock within a two-year period immediately prior to the announcement date of the business combination, and the denominator of which is the market value per share of our common stock on the first day in the two-year period on which the related person acquired any of our common stock.

In the case of consideration received by holders of any series of our preferred stock, the “highest purchase price” must at least equal the higher of:

•	the highest purchase price determined in the manner set forth above for our common stock, except that the calculation shall be based on the per share purchase price or market value of preferred stock acquired by the related person; or

•	the highest preferential amount per share to which the holders of the series of preferred stock would be entitled to receive upon our liquidation.

Form of Consideration Requirements. The consideration paid to the holders of any class or series of our stock must be in cash or in the same form as other consideration previously paid by the related person in acquiring its shares of that class or series of stock.

Procedural Requirements. Subject to certain exceptions, the following procedural requirements must be satisfied at all times after a related person becomes a related person and prior to the completion of a business combination:

•	there shall have been no failure to declare and pay timely any periodic dividends on any outstanding preferred stock;

•	there shall have been:

•	no reduction in the annual rate of dividends paid on the common stock, except as necessary to reflect any stock split or stock dividend; and

•	no failure to increase the annual rate of dividends as necessary to reflect any reclassification or other transaction which has the effect of reducing the number of outstanding common shares;

•	the related person shall not have become the beneficial owner of any additional shares of our capital stock except as part of the transaction which resulted in the related person becoming a related person or by virtue of proportionate stock splits or stock dividends; and

•	the related person shall not have received the benefit, except proportionately as a shareholder, of any loans, advances, guarantees, pledges, tax credits, or other financial assistance provided by us or any of our subsidiaries.

Effects of Fair Price Provisions. The fair price provisions contained in our articles of incorporation are designed principally to prevent a purchaser from utilizing two-tier pricing and similar inequitable tactics in an attempted takeover. Without fair price provisions, a purchaser who acquired control of CenturyLink in a “first tier” transaction could compel minority shareholders in a “second tier” transaction to accept a lower price or less desirable form of consideration than that provided to other shareholders. These provisions encourage potential purchasers to extend their offers to all shareholders and to negotiate the transaction with our board of directors prior to acquiring a substantial amount of our stock.

These provisions may make it more costly for a purchaser to acquire control of CenturyLink because they require higher percentage requirements for shareholder approval, and they may cause the purchaser to pay a higher price to other shareholders. Thus, our articles of incorporation may discourage such purchases, particularly those for less than all of CenturyLink’s shares, and may therefore deprive our shareholders of an opportunity to sell their stock at attractive prices. You should be aware that tender offers are frequently made at premium prices above prevailing market prices and that acquisitions of large blocks of stock may cause the market price of the stock to increase. These provisions would not necessarily discourage persons who would be willing to acquire a controlling interest and to forego a “second tier” transaction.

Under the fair price provisions, a proposed business combination that might be attractive to some shareholders might never be completed. Due to the supermajority voting requirements imposed by these provisions, it may be difficult for a related person to secure the necessary shareholder approvals without the support of management. In addition, a related person may be unable, as a practical matter, to comply with all of the procedural requirements of our articles of incorporation. In certain instances, the fair price provisions, while providing objective pricing criteria, could be arbitrary and not indicative of market value. In each of these circumstances, a potential purchaser would be forced either to negotiate with the continuing directors and offer terms acceptable to them or abandon the proposed business combination.

Because a purchaser may feel compelled to retain our continuing directors to authorize transactions that would otherwise be subject to a supermajority shareholder vote or the application of the minimum price, form of consideration and procedural standards, our articles of incorporation may also tend to insulate management against the possibility of removal in the event of a takeover bid.

Evaluation of Tender Offers. Our board of directors is required by our articles of incorporation to consider each of the following factors when evaluating a business combination, tender or exchange offer, or a proposal by another person to make a tender or exchange offer:

•	the adequacy of the consideration to be paid;

•	the social and economic effects of the transaction on CenturyLink and its subsidiaries as well as on our respective employees, customers, creditors, and other elements of the communities in which we operate or are located;

•	the business and financial condition and the earnings prospects of the acquiring party, including, but not limited to, debt service and other existing or likely obligations of the acquiring party, and the possible effect of these conditions on CenturyLink and its subsidiaries and other elements of the communities in which we are located; and

•	the competence, experience, and integrity of the acquiring person and its management.

One effect of this provision may be to discourage, in advance, an acquisition proposal. Often, an offeror consults the board of a target corporation prior to or after commencing a tender or exchange offer in an attempt to prevent a contest from developing. Our provision will strengthen the position of our board of directors in dealing with any potential offeror which might attempt to impose a takeover. This provision may also dissuade shareholders who might potentially be displeased with our board of directors’ response to an acquisition proposal from filing suit against our board of directors.

The obligation of our board of directors to consider the above-listed factors could cause our board of directors to oppose a transaction that some shareholders might view as being economically attractive. In some cases, opposition by our board of directors might have the effect of maintaining the position of incumbent management.

Advance Notice. Our bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of our board of directors, of candidates for election as directors and with regard to other matters to be brought before a meeting of our shareholders. Our bylaws provide that any shareholder of record entitled to vote thereon may nominate one or more persons for election as directors and properly bring other matters before a meeting of the shareholders only if written notice has been received by the secretary of CenturyLink, (i) in the event of an annual meeting of shareholders, not more than 180 days and not less than 90 days in advance of the first anniversary of the preceding year’s annual meeting of shareholders or, in the event of an annual meeting scheduled to be held either more than 30 days earlier or 60 days later than such anniversary date, not more than 180 days and not less than 90 days in advance of the meeting, or if public announcement is less than 100 days prior to the meeting, within 10 days of public disclosure of the meeting date; and (ii) in the event of a special meeting, not more than 120 days and not less than 90 days in advance of the meeting, or if public announcement is less than 100 days prior to the meeting, within 10 days of public disclosure of the meeting date.

In addition, the notice must contain certain specified information concerning, among other things, the person to be nominated or the matter to be brought before the meeting and concerning the shareholder submitting the proposal and the beneficial owner, if any, on whose behalf the nomination or proposal is made, including but not limited to the following:

•	the name and address of such shareholder, any such beneficial owner, and any other parties affiliated, associated or acting in concert therewith;

•	their beneficial ownership interests in our voting shares, including disclosure of arrangements that might cause such person’s voting, investment or economic interests in our voting shares to differ from those of our other shareholders;

•	certain additional information concerning such parties required under the federal proxy rules;

•	a description of all agreements with respect to the nomination or the proposal among the nominating or proposing shareholder, any beneficial owner, any person acting in concert with them, each proposed nominee, as applicable, and certain other persons; and

•	a representation whether any such person intends to solicit proxies or votes in support of their proposal or proposed nominee, as applicable.

In the case of nominations for directors, the notice must also, among other things, (i) set forth biographical and other data required under the federal proxy rules and a description of various compensation or other arrangements or relationships between each proposed nominee and the nominating shareholder and its affiliated parties and (ii) furnish both a completed and duly executed questionnaire and a duly executed agreement designed to disclose various aspects of the proposed nominee’s background, qualifications and certain specified arrangements with other persons, as well as to receive the proposed nominee’s commitment to abide by certain specified agreements and undertakings. We may require a proposed nominee to furnish other reasonable information or certifications.

In the case of other proposed business, the shareholder’s notice must set forth, among other things, a description of the business, the reasons for conducting the business at the meeting, and any material interest in the proposed business of such shareholder, any beneficial owner on whose behalf the proposal is made and any of their associated parties.

The proposing shareholder must include a representation that such shareholder intends to appear at the meeting in person to make the nomination or propose the specified matter. The chairman of the shareholders’ meeting has the power to disregard any nomination or other matter that does not comply with these procedures.

The restrictions on director nominations eliminate the possibility of unexpected nominations for directors at shareholders’ meetings and limit the ability of our shareholders to cause sudden changes in the membership of our board of directors. Similarly, the restrictions on shareholder proposals make it easier for us to control the topics brought before a shareholders’ meeting and may make it more difficult for shareholders to influence corporate actions and policy.

Amendment of CenturyLink’s Articles of Incorporation and Bylaws. Various provisions of our articles of incorporation, including the fair price provisions and those provisions limiting the ability of shareholders to act by written consent, may not be amended except upon the affirmative vote of both:

•	80% of the total voting power of all shareholders; and

•	two-thirds of the total voting power of shareholders, other than a related person, present or represented at a shareholders’ meeting, voting as a separate group.

However, subject to limited exceptions, the affirmative vote of the holders of only a majority of the total voting power is required if the amendments are first adopted by both a majority of the directors and a majority of the continuing directors, voting as a separate group.

Our bylaws may be adopted, amended, or repealed and new bylaws may be adopted by either:

•	a majority of our directors and a majority of our continuing directors, voting as a separate group; or

•	the holders of at least 80% of the total voting power of all shareholders and two-thirds of the total voting power of shareholders, other than the related person, present or duly represented at a shareholders’ meeting, voting as a separate group.

The multiple votes required to amend our articles of incorporation or our bylaws may discourage a potential purchaser of our capital stock from making market purchases, initiating a tender offer, or initiating a proxy contest when the ability to make fundamental changes through article or bylaw amendments is an important element of its strategy.

Powers of Board to Issue Stock. Our board of directors is authorized, without action of the shareholders, to issue (i) additional shares of common stock, subject to certain limitations under the New York Stock Exchange listing standards and the Louisiana Business Corporation Act, and (ii) additional shares of preferred stock with rights and preferences designated by the board of directors, as discussed further under “– Description of Preferred Stock – General”. One of the effects of the existence of undesignated preferred stock and authorized, but unissued, common stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of the company and thereby protect the continuity of management. If, in the due exercise of its fiduciary obligations, our board of directors was to determine that a takeover proposal was not in our best interest, the board of directors could issue such shares without shareholder approval in one or more transactions that might prevent or discourage the completion of the takeover transaction by (i) diluting the voting or other rights of the proposed acquiror or insurgent shareholder group, (ii) creating a substantial voting block that might undertake to support the position of the incumbent board, or (iii) effecting an alternative transaction that might complicate or preclude the takeover, or otherwise.

As discussed above, our articles of incorporation grant our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board of directors may grant to the holders of the preferred stock the power to:

•	vote separately as a class on any proposed merger or consolidation or consent to certain other specified matters, either generally or under particular circumstances;

•	elect directors having terms of office or voting rights greater than those of other directors;

•	convert their preferred stock into a greater number of shares of common stock or other securities;

•	demand redemption of their shares at a specified price under prescribed circumstances related to a change of control;

•	subscribe for the purchase of our securities in the future; or

•	exercise other rights that could impede a takeover.

The issuance of shares of preferred stock may adversely affect the rights of our common shareholders. To the extent that dividends will be payable on any such newly-issued shares of preferred stock, the amount of cash otherwise available for payment of dividends on outstanding shares of common stock will be reduced. Preferred stock terms might place restrictions on our ability to declare dividends on the common stock or to repurchase shares of common stock. The issuance of preferred stock having voting rights would dilute the voting power of the holders of common stock. To the extent that preferred stock is made convertible into shares of common stock, the effect, upon such conversion, would also be to dilute the voting power and ownership percentage of the holders of common stock. In addition, holders of preferred stock would normally receive preferential rights to receive distributions in the event of our dissolution or liquidation, thereby diminishing the rights of the holders of common stock to receive distributions of our assets. Shares of newly-issued preferred stock could also confer various other preferential rights, including those listed above.

Indemnification and Exculpation. Louisiana law provides in part that we may indemnify each of our current or former directors and officers (each an “indemnitee”) against liability (including judgments, settlements, penalties, fines, or reasonable expenses) incurred by the indemnitee in a proceeding to which the indemnitee is a party if:

•	the indemnitee acted in good faith and reasonably believed either:

•	in the case of conduct in an official capacity, that such indemnitee’s conduct was in the best interests of CenturyLink; or

•	in all other cases, that such indemnitee’s conduct was at least not opposed to the best interests of CenturyLink;

•	with respect to any criminal proceeding, the indemnitee had no reasonable cause to believe such indemnitee’s conduct was unlawful.

We may also advance expenses to the indemnitee provided that the indemnitee delivers:

•	a written affirmation of such indemnitee’s good faith belief that the relevant standard of conduct has been met by such indemnitee or that the proceeding involves conduct for which liability has been eliminated; and

•	a written undertaking to repay any funds advanced if (a) such indemnitee is not entitled to mandatory indemnification by virtue of being wholly successful, on the merits or otherwise, in the defense of any such proceeding and (b) it is ultimately determined that such indemnitee has not met the relevant standard of conduct.

We have the power to obtain and maintain insurance on behalf of any person who is or was acting for us, regardless of whether we have the legal authority to indemnify, or advance expenses to, the insured person with respect to such liability.

Under our bylaws, we are obligated to indemnify our current or former directors and officers, except that if any of our current or former directors or officers are held liable under or settle any derivative suit, we are permitted but not obligated to indemnify the indemnified person (the “indemnification bylaw”.

As permitted by Louisiana law, our articles of incorporation include a provision that eliminates personal liability of a director or officer to us and our shareholders for monetary damages resulting from breaches of the duty of care, and further provides that any amendment or repeal of this provision will not affect the elimination of liability accorded to any director or officer for acts or omissions occurring prior to such amendment or repeal.

Our articles of incorporation authorize us to enter into contracts with directors and officers providing for indemnification to the fullest extent permitted by law. We have entered into indemnification contracts providing contracting directors or officers the procedural and substantive rights to indemnification currently set forth in the indemnification bylaw (the “indemnification contracts”). The right to indemnification provided by these indemnification contracts applies to all covered claims, whether such claims arose before or after the effective date of the contract.

We maintain an insurance policy covering the liability of our directors and officers and the directors and officers of our subsidiaries for actions taken in their official capacity. The indemnification contracts provide that, to the extent insurance is reasonably available, we will maintain comparable insurance coverage for each contracting party as long as such person serves as an officer or director and thereafter for so long as such person is subject to possible personal liability for actions taken in such capacities. The indemnification contracts also provide that if we do not maintain comparable insurance, we will hold harmless and indemnify a contracting party to the full extent of the coverage that would otherwise have been provided for his benefit.

Defined Terms. These terms have the following meanings under our articles of incorporation:

•	A “related person” is any person who:

•	is the beneficial owner of capital stock representing 10% or more of the total voting power entitled to vote for the election of directors, and any affiliate of any such person; or

•	is an affiliate of CenturyLink and at any time within the prior two years was the beneficial owner of capital stock representing 10% or more of the voting power. The term “beneficial owner” includes persons directly or indirectly owning or having the right to acquire or vote the stock.

A “related person” does not include CenturyLink, our subsidiaries, or any of our or our subsidiaries’ employee benefit plans, or any trustee or fiduciary of any plan acting in that capacity.

•	A “continuing director” is:

•	any member of our board of directors who is not affiliated with a related person and who was a CenturyLink director prior to the time the related person became a related person; and

•	any successor to a continuing director who is not affiliated with the related person and is recommended to succeed a continuing director by a majority of the continuing directors then on our board of directors.

•	A “business combination” includes the following transactions:

•	any merger or consolidation of, or an exchange of securities by CenturyLink or any of our subsidiaries;

•	any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of any of our assets or of any of our subsidiaries having an aggregate book or fair market value of $1,000,000 or more;

•	the adoption of a plan or proposal for the liquidation or dissolution of CenturyLink or any of our subsidiaries;

•	the issuance or transfer by CenturyLink or any of our subsidiaries of securities having a fair market value of $1,000,000 or more;

•	any reclassification of securities, recapitalization, consolidation or any other transaction which would increase the voting power or the proportionate share of any class of our outstanding stock or of a subsidiary held by a related person or any associate or affiliate of a related person;

•	any loans, advances, guarantees, tax credits, or other financial assistance provided by CenturyLink or any of our subsidiaries to a related person or any associate or affiliate of a related person; or

•	any agreement, contract, or other arrangement providing directly or indirectly for any of the above transactions.

•	The “total voting power” is the total number of votes that holders of our common stock and our voting preferred stock are entitled to cast with respect to a matter.

Item 2.	Exhibits.

The exhibits to this registration statement are listed in the exhibit list, which appears elsewhere herein and is incorporated herein by reference.

* * * * *

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CENTURYLINK, INC.

By:	/s/ Stacey W. Goff
Stacey W. Goff
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Dated: March 2, 2015

EXHIBIT LIST

Exhibit	Description

3.1	Articles of Incorporation of CenturyLink, as amended and restated through May 23, 2012 (incorporated by reference to Exhibit 3.1 of CenturyLink’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012).

3.2	Bylaws of CenturyLink, as amended through May 28, 2014 (incorporated by reference to Exhibit 3.1 of CenturyLink’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014).